RACKSPACE TECHNOLOGY, INC.
1 Fanatical Place
City of Windcrest
San Antonio, Texas 78218

December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Rebekah Lindsey, Senior Staff Accountant
Christine Dietz, Senior Staff Accountant
Office of Technology

Re:	Rackspace Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-39420

Dear Ms. Lindsey and Ms. Dietz:

This letter responds to comments received in a letter from the Staff (the "Staff") of the Securities and Exchange Commission (the “Commission”), dated December 6, 2021 (the “Comment Letter”), to Rackspace Technology, Inc. (the "Company") related to the Form 10-K for the fiscal year ended December 31, 2020.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Non-GAAP Gross Profit, page 58

1.We note that you reconcile Non-GAAP Gross Profit to Total consolidated gross profit. Please revise in future filings to begin your reconciliation with GAAP results rather than non-GAAP results. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will revise future filings in response to the Staff’s comment. Using the most recent annual periods for reference purposes, the following reflects our proposed updated disclosures to be included in future periodic filings:

The table below presents a reconciliation of total consolidated gross profit to Non-GAAP Gross Profit, which represents the total of our individual segment gross profit measures.

	Year Ended December 31,
(In millions)	2019	2020
Total consolidated gross profit	$1,011.2	$984.4
Share-based compensation expense	5.7	14.5
Other compensation expense	2.8	5.9
Purchase accounting impact on revenue	(0.2)	—
Purchase accounting impact on expense	9.6	5.9
Restructuring and transformation expenses	10.3	15.3
Non-GAAP Gross Profit	$1,039.4	$1,026.0

Rebekah Lindsey
Christine Dietz
December 16, 2021

Our segment gross profit and gross margin for the periods indicated, and the change in gross profit between periods is shown in the table below:

	Year Ended December 31,				Year-Over-Year Comparison
(In millions, except %)	2019		2020
Segment gross profit:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Multicloud Services	$774.7	42.3%	$810.2	37.8%	$35.5	4.6%
Apps & Cross Platform	118.7	37.2%	115.5	34.3%	(3.2)	(2.7)%
OpenStack Public Cloud	146.0	51.0%	100.3	43.8%	(45.7)	(31.3)%
Non-GAAP Gross Profit	$1,039.4		$1,026.0		$(13.4)	(1.3)%

Non-GAAP Financial Measures, page 67

2.We note that your non-GAAP measure of operating profit is reconciled to net loss. Please revise future filings to reconcile this measure to operating loss, which is the most directly comparable GAAP financial measure. Also, revise to separately reconcile Adjusted EBITDA to GAAP net loss rather than non-GAAP net income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and will revise future filings in response to the Staff’s comment. Using the most recent annual periods for reference purposes, the following reflects our proposed updated disclosures to be included in future periodic filings with separate reconciliations for Non-GAAP Net Income, Non-GAAP Operating Profit, and Adjusted EBITDA:

We define Non-GAAP Net Income (Loss) as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, the amortization of acquired intangible assets and certain other non-operating, non-recurring or non-core gains and losses, as well as the tax effects of these non-GAAP adjustments.

We define Non-GAAP Operating Profit as income (loss) from operations, adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, the amortization of acquired intangible assets and certain other non-operating, non-recurring or non-core gains and losses.

We define Adjusted EBITDA as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation and cash charges related to the settlement of our Predecessor’s equity plan, transaction-related costs and adjustments, restructuring and transformation charges, management fees, certain other non-operating, non-recurring or non-core gains and losses, interest expense, income taxes, and depreciation and amortization.

Rebekah Lindsey
Christine Dietz
December 16, 2021

The following tables present a reconciliation of Non-GAAP Net Income, Non-GAAP Operating Profit, and Adjusted EBITDA to the most directly comparable GAAP financial measures:

Net loss reconciliation to Non-GAAP Net Income

	Year Ended December 31,
(In millions)	2018	2019	2020
Net loss	$(470.6)	$(102.3)	$(245.8)
Share-based compensation expense	20.0	30.2	74.5
Cash settled equity and special bonuses	36.1	24.1	37.5
Transaction-related adjustments, net	31.5	22.5	46.7
Restructuring and transformation expenses	44.8	54.3	104.8
Management fees	15.9	16.2	8.4
Impairment of goodwill	295.0	—	—
Net gain on divestiture and investments	(4.6)	(101.6)	(0.7)
Net (gain) loss on extinguishment of debt	(0.5)	(9.8)	71.5
Other (income) expense, net	(12.7)	3.3	(2.5)
Amortization of intangible assets	164.2	167.5	176.3
Tax effect of non-GAAP adjustments	(53.9)	(42.0)	(119.4)
Non-GAAP Net Income	$65.2	$62.4	$151.3

Income (loss) from operations reconciliation to Non-GAAP Operating Profit

	Year Ended December 31,
(In millions)	2018	2019	2020
Income (loss) from operations	$(237.2)	$101.6	$24.7
Share-based compensation expense	20.0	30.2	74.5
Cash settled equity and special bonuses	36.1	24.1	37.5
Transaction-related adjustments, net	31.5	22.5	46.7
Restructuring and transformation expenses	44.8	54.3	104.8
Management fees	15.9	16.2	8.4
Impairment of goodwill	295.0	—	—
Gain on sale	—	(2.1)	—
Amortization of intangible assets	164.2	167.5	176.3
Non-GAAP Operating Profit	$370.3	$414.3	$472.9

Net loss reconciliation to Adjusted EBITDA

	Year Ended December 31,
(In millions)	2018	2019	2020
Net loss	$(470.6)	$(102.3)	$(245.8)
Share-based compensation expense	20.0	30.2	74.5
Cash settled equity and special bonuses	36.1	24.1	37.5
Transaction-related adjustments, net	31.5	22.5	46.7
Restructuring and transformation expenses	44.8	54.3	104.8
Management fees	15.9	16.2	8.4
Impairment of goodwill	295.0	—	—
Net gain on divestiture and investments	(4.6)	(101.6)	(0.7)
Net (gain) loss on extinguishment of debt	(0.5)	(9.8)	71.5
Other (income) expense, net	(12.7)	3.3	(2.5)
Interest expense	281.1	329.9	268.4
Benefit for income taxes	(29.9)	(20.0)	(66.2)
Depreciation and amortization	609.7	496.0	466.2
Adjusted EBITDA	$815.8	$742.8	$762.8

Rebekah Lindsey
Christine Dietz
December 16, 2021

Consolidated Financial Statements
19. Segment Reporting, page 133

3.We note that segment gross profit is your measure of segment performance and would therefore represent a GAAP measure. Please revise, here and in your MD&A, to remove the references to segment gross profit as a non-GAAP measure. See Question 104.01 of the Non-GAAP Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will revise future filings in response to the Staff’s comment. Using the most recent annual periods for reference purposes, our comment four response below reflects our proposed updated disclosures to be included in future periodic filings.

4.Revise in future filings to reconcile total segment gross profit to consolidated income before income taxes rather than consolidated gross profit. See ASC 280-10-50-30.

The Company acknowledges the Staff’s comment and will revise future filings in response to the Staff’s comment. Using the most recent annual periods for reference purposes, the following reflects our proposed updated disclosures to be included in future periodic filings:

We have organized our operations into the following three operating segments, which correspond directly to our reportable segments: Multicloud Services, Apps & Cross Platform, and OpenStack Public Cloud. Our segments are based upon a number of factors, including, the basis for our budgets and forecasts, organizational and management structure and the financial information regularly used by our Chief Operating Decision Maker to make key decisions and to assess performance. We assess financial performance of our segments on the basis of revenue and segment gross profit. For the calculation of segment gross profit, we allocate certain costs, such as data center operating costs, customer support costs, license expense, and depreciation, to our segments generally based on segment revenue.

Rebekah Lindsey
Christine Dietz
December 16, 2021

The table below presents a reconciliation of revenue by reportable segment to consolidated revenue and a reconciliation of consolidated segment gross profit to consolidated loss before income taxes for the years ended December 31, 2018, 2019 and 2020.

	Year Ended December 31,
(In millions)	2018	2019	2020
Revenue by segment:
Multicloud Services	$1,803.4	$1,832.6	$2,141.5
Apps & Cross Platform	290.0	319.2	336.6
OpenStack Public Cloud	359.4	286.3	229.0
Total consolidated revenue	$2,452.8	$2,438.1	$2,707.1

Segment gross profit:
Multicloud Services	$736.6	$774.7	$810.2
Apps & Cross Platform	107.3	118.7	115.5
OpenStack Public Cloud	185.0	146.0	100.3
Total consolidated segment gross profit	1,028.9	1,039.4	1,026.0
Less:
Share-based compensation expense	(4.1)	(5.7)	(14.5)
Other compensation expense	(7.3)	(2.8)	(5.9)
Purchase accounting impact on revenue	(1.2)	0.2	—
Purchase accounting impact on expense	(6.9)	(9.6)	(5.9)
Restructuring and transformation expenses	(2.3)	(10.3)	(15.3)
Selling, general and administrative expenses	(949.3)	(911.7)	(959.7)
Impairment of goodwill	(295.0)	—	—
Gain on sale	—	2.1	—
Interest expense	(281.1)	(329.9)	(268.4)
Gain on investments, net	4.6	99.5	0.7
Gain (loss) on extinguishment of debt	0.5	9.8	(71.5)
Other income (expense), net	12.7	(3.3)	2.5
Total consolidated loss before income taxes	$(500.5)	$(122.3)	$(312.0)

* * * * *

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at (864) 525-0385.

Sincerely,

/s/ Amar Maletira
Amar Maletira, Chief Financial Officer

cc:
Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP